# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alaunos Therapeutics, Inc., CIK 0001107421
CUSIP: 98973P309
Title of class of securities: Common stock
Address of issuer's principal executive offices: 501 E LAS OLAS BLVD, SUITE 300, FORT LAUDERDALE, Texas (TX), 33301
Date of event which requires filing of this statement: 10/30/2025
Filed by CIK 0002094682
Persons authorized to receive notices and communications: Samuel E. Whitley, 24285 Katy Freeway, Suite 300, Katy, Texas (TX), 77494, 2812060434

## Reporting persons
- Price Adrian (CIK 0002094682): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 189,061; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 189,061 (8.6% of the class)
- Chris Butterworth: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 10,700; shared voting power 189,061; sole dispositive power 10,700; shared dispositive power 189,061; aggregate amount beneficially owned 10,700 (0.5% of the class)
- Richard Jones: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 16,000; shared voting power 189,061; sole dispositive power 16,000; shared dispositive power 189,061; aggregate amount beneficially owned 16,000 (0.7% of the class)
- Edward Jones: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 11,750; shared voting power 189,061; sole dispositive power 11,750; shared dispositive power 189,061; aggregate amount beneficially owned 11,750 (0.5% of the class)
- Gareth Downing: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 19,552; shared voting power 189,061; sole dispositive power 19,552; shared dispositive power 189,061; aggregate amount beneficially owned 19,552 (0.9% of the class)
- Richard Kotey: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 12,530; shared voting power 189,061; sole dispositive power 12,530; shared dispositive power 189,061; aggregate amount beneficially owned 12,530 (0.6% of the class)
- Chris Cole: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 15,856; shared voting power 189,061; sole dispositive power 15,856; shared dispositive power 189,061; aggregate amount beneficially owned 15,856 (0.7% of the class)
- Arif Chaudrey: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 6,423; shared voting power 189,061; sole dispositive power 6,423; shared dispositive power 189,061; aggregate amount beneficially owned 6,423 (0.3% of the class)
- Emma Babb: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 10,366; shared voting power 189,061; sole dispositive power 10,366; shared dispositive power 189,061; aggregate amount beneficially owned 10,366 (0.5% of the class)
- Colin Craig: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 7,000; shared voting power 189,061; sole dispositive power 7,000; shared dispositive power 189,061; aggregate amount beneficially owned 7,000 (0.3% of the class)
- John Nicholls: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 16,743; shared voting power 189,061; sole dispositive power 16,743; shared dispositive power 189,061; aggregate amount beneficially owned 16,743 (0.8% of the class)
- Carl Ware: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 1,721; shared voting power 189,061; sole dispositive power 1,721; shared dispositive power 189,061; aggregate amount beneficially owned 1,721 (0.1% of the class)
- Andrew Turner: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 13,035; shared voting power 189,061; sole dispositive power 13,035; shared dispositive power 189,061; aggregate amount beneficially owned 13,035 (0.6% of the class)
- Matthew Robbins: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 10,036; shared voting power 189,061; sole dispositive power 10,036; shared dispositive power 189,061; aggregate amount beneficially owned 10,036 (0.5% of the class)
- Phillip James Stead: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 11,012; shared voting power 189,061; sole dispositive power 11,012; shared dispositive power 189,061; aggregate amount beneficially owned 11,012 (0.5% of the class)
- Stephen Hennessy: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 7,108; shared voting power 189,061; sole dispositive power 7,108; shared dispositive power 189,061; aggregate amount beneficially owned 7,108 (0.3% of the class)
- Greg Arnold: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 10,735; shared voting power 189,061; sole dispositive power 10,735; shared dispositive power 189,061; aggregate amount beneficially owned 10,735 (0.5% of the class)
- Michelle Douglas: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 8,494; shared voting power 189,061; sole dispositive power 8,494; shared dispositive power 189,061; aggregate amount beneficially owned 8,494 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock
Name of issuer: Alaunos Therapeutics, Inc.
Address of issuer's principal executive offices: 501 E LAS OLAS BLVD, SUITE 300, FORT LAUDERDALE, Texas (TX), 33301
Comment: This Amendment No. 2 to Schedule 13D (this Amendment) relates to the Schedule 13D filed on October 30, 2025 (the Initial 13D) by the Reporting Persons, relating to the shares of common stock, $0.001 par value, of Alaunos Pharmaceuticals, Inc. This Amendment is being filed to update Item 4 of the Initial 13D and attach required exhibits. All other information in the Initial 13D filed by the Reporting Persons with the SEC remains the same.

## Item 2. Identity and Background
Name of person filing:
The below persons are collectively referred to herein as the Reporting Persons. Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a Group under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Chris Butterworth
Richard Jones
Edward Jones
Gareth Downing
Richard Kotey
Chris Cole
Arif Chaudrey
Emma Babb
Colin Craig
John Nicholls
Carl Ware
Andrew Turner
Matthew Robbins
Phillip James Stead
Stephen Hennessy
Greg Arnold
Michelle Douglas
Residence or business address:
Chris Butterworth: 12A Grahamshill Street, Airdrie, ML6 7EN, United Kingdom
Richard Jones: 28 Jedburgh Street, Blantyre, Glasgow, South Lanarkshire, G72 0SU, United Kingdom
Edward Jones: 21 Langdale Avenue, Formby, Liverpool, L37 2LB, United Kingdom
Gareth Downing: 14 Osier Way, Banstead, SM7 1LL, United Kingdom
Richard Kotey: 13 Mendez Way, London, SW15 5GA, United Kingdom
Chris Cole: 18 Herons Way, Hayling Islang, Hants, PO11 9FL, United Kingdom
Arif Chaudrey: 25 Bays Crescent, Spencers Wood, Reading, RG7 1DF, United Kingdom
Emma Babb: 71 Stanborrough Avenue, Borhamwood, Harts, WD6 5LX, United Kingdom
Colin Craig: 43 Inverary Drive, Belfast, BT4 1RD, United Kingdom
John Nicholls: 41 Lea Castle Drice, Lea Castle, Kiddermister, Worcs, DY10 3FB, United Kingdom
Carl Ware: 20 Roveley Court, Stony Stratford, Milton Keynes, MK11 1NU, United Kingdom
Andrew Turner: 26 Sun Vale Avenue, Todmorden, West Yorkshire, OL14 6TP, United Kingdom
Matthew Robbins: 42 Tattersall Road, Yate, Bristol, BS37 7GW, United Kingdom
Phillip James Stead: 113 Dartmouth Avenue, Wallsal, West Midlands, WS3 1SP, United Kingdom
Stephen Hennessy: 57 Regent House, Station Road, Strood, Kent, ME2 4WQ, United Kingdom
Greg Arnold: 1 Hickling Close, Long Eaton, Nottingham, NG10 3TE, United Kingdom
Michelle Douglas: 13 Mendez Way, London, SW15 5GA, United Kingdom
Present principal occupation or employment:
Chris Butterworth: self-employed electrician;12A Grahamshill Street, Airdrie, ML6 7EN, United Kingdom
Richard Jones: manager at Balfour Beatty; Huntly Road, Glasgow, G52 4DZ, United Kingdom
Edward Jones: self-employed software developer; 21 Langdale Avenue, Formby, Liverpool, L37 2LB, United Kingdom
Gareth Downing: ops manager at M Group; Gunnells Eood Rd, Stevenage, United Kingdom
Richard Kotey: tutor at United Colleges Group; 26 Paddington Green, W2 1NB, United Kingdom
Chris Cole: self-employed carpenter; 18 Herons Way, Hayling Islang, Hants, PO11 9FL, United Kingdom
Arif Chaudrey: petroleum engineer at KBR Consulting; KT22 7NL, Letterhead, United Kingdom
Emma Babb: housewife; 71 Stanborrough Avenue, Borhamwood, Harts, WD6 5LX, United Kingdom
Colin Craig: support worker/subcontractor at various companies; 43 Inverary Drive, Belfast, BT4 1RD, United Kingdom
John Nicholls: field service engineer at Clearmark Solutions; Olympic House, Nottingham, NG15 0DP, United Kingdom
Carl Ware: self-employed IT consultant; 20 Roveley Court, Stony Stratford, Milton Keynes, MK11 1NU, United Kingdom
Andrew Turner: ops manager at Urbasers; 3 Sidings Court, Doncaster DN4 5NU, United Kingdom
Matthew Robbins: student at Bristol University; Beacon House Bristol, BS8 1QU, United Kingdom
Phillip James Stead: events manager at Walsal FC; Beacon House Bristol, BS8 1QU, United Kingdom
Stephen Hennessy: engineer at Go Fix; Beechcroft Farm ind estate, TN15 7HX, United Kingdom
Greg Arnold: project supervisor at CITY; Caldonia House Glasgow, United Kingdom
Michelle Douglas: manager at NHS; PO Box 130, Morden, SM4 9EF, United Kingdom
Criminal convictions in the last five years:
Chris Butterworth: No
Richard Jones: No
Edward Jones: No
Gareth Downing: No
Richard Kotey: No
Chris Cole: No
Arif Chaudrey: No
Emma Babb: No
Colin Craig: No
John Nicholls: No
Carl Ware: No
Andrew Turner: No
Matthew Robbins: No
Phillip James Stead: No
Stephen Hennessy: No
Greg Arnold: No
Michelle Douglas: No
Civil proceedings (securities laws) in the last five years:
Chris Butterworth: No
Richard Jones: No
Edward Jones: No
Gareth Downing: No
Richard Kotey: No
Chris Cole: No
Arif Chaudrey: No
Emma Babb: No
Colin Craig: No
John Nicholls: No
Carl Ware: No
Andrew Turner: No
Matthew Robbins: No
Phillip James Stead: No
Stephen Hennessy: No
Greg Arnold: No
Michelle Douglas: No
Citizenship:
Chris Butterworth: United Kingdom
Richard Jones: United Kingdom
Edward Jones: United Kingdom
Gareth Downing: United Kingdom
Richard Kotey: United Kingdom
Chris Cole: United Kingdom
Arif Chaudrey: United Kingdom
Emma Babb: United Kingdom
Colin Craig: United Kingdom
John Nicholls: United Kingdom
Carl Ware: United Kingdom
Andrew Turner: United Kingdom
Matthew Robbins: United Kingdom
Phillip James Stead: United Kingdom
Stephen Hennessy: United Kingdom
Greg Arnold: United Kingdom
Michelle Douglas: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Chris Butterworth: personal funds
Richard Jones: personal funds
Edward Jones: personal funds
Gareth Downing: personal funds
Richard Kotey: personal funds
Chris Cole: personal funds
Arif Chaudrey: personal funds
Emma Babb: personal funds
Colin Craig: personal funds
John Nicholls: personal funds
Carl Ware: personal funds
Andrew Turner: personal funds
Matthew Robbins: personal funds
Phillip James Stead: personal funds
Stephen Hennessy: personal funds
Greg Arnold: personal funds
Michelle Douglas: personal funds

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 4, 2025, Adrian Price sent a letter on behalf of the Reporting Persons to the Board of Directors of Alaunos Therapuetics, Inc. This letter requested the Board to appoint Gerald W. Bruce as a director. The letter sent by Mr. Price is attached hereto as Exhibit 20. This letter was sent as part of the Reporting Persons' efforts to help create shareholder value, and the Reporting Persons intend to continue these efforts.

The Reporting Persons may purchase and sell common stock of Alaunos in their sole discretion and at such times as they deem convenient, subject to applicable law.

Other than as set forth above, the Reporting Persons do not intend to take any other actions described in subsections (a) through (j) of Item 4 of Schedule 13D at this time, however, they reserve the right to do so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3 of this amendment, are incorporated by reference into this Item 5. Adrian Price disclaims beneficial ownership of the securities discussed herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3 of this amendment, are incorporated by reference into this Item 5. Adrian Price disclaims beneficial ownership of the securities discussed herein.
Transactions in the class effected during the past sixty days: The Reporting Persons have not conducted any in Alaunos securities in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons have entered into a Joint Filing Agreement, which is set forth hereto as Exhibit 99.1 and incorporated by reference.

The Reporting Persons have granted Adrian Price a power of attorney to sign and file this Schedule 13D (and any amendments) and the Joint Filing Agreement with the Securities and Exchange Commission. These powers of attorney are set forth as Exhibits 99.2 through 99.18 and are incorporated by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of Alaunos.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, incorporated by reference
Exhibit 2 Power of Attorney: Chris Butterworth, incorporated by reference
Exhibit 3 Power of Attorney: Richard Jones, incorporated by reference
Exhibit 4 Power of Attorney: Edward Jones, incorporated by reference
Exhibit 5 Power of Attorney: Gareth Downing, incorporated by reference
Exhibit 7 Power of Attorney: Richard Kotey, incorporated by reference
Exhibit 8 Power of Attorney: Chris Cole, incorporated by reference
Exhibit 9 Power of Attorney: Arif Chaudrey, incorporated by reference
Exhibit 10 Power of Attorney: Emma Babb, incorporated by reference
Exhibit 11 Power of Attorney: Colin Craig, incorporated by reference
Exhibit 12 Power of Attorney: John Nicholls, incorporated by reference
Exhibit 13 Power of Attorney: Carl Ware, incorporated by reference
Exhibit 14 Power of Attorney: Andrew Turner, incorporated by reference
Exhibit 15 Power of Attorney: Matthew Robbins, incorporated by reference
Exhibit 16 Power of Attorney: Phillip James Stead, incorporated by reference
Exhibit 17 Power of Attorney: Stephen Hennessy, incorporated by reference
Exhibit 18 Power of Attorney: Greg Arnold, incorporated by reference
Exhibit 19 Power of Attorney: Michelle Douglas, incorporated by reference
Exhibit 20 Letter to Alaunos Board of Directors

## Signatures
- Price Adrian: Adrian Price, Adrian Price, self (12/05/2025)
- Chris Butterworth: Chris Butterworth, Chris Butterworth by Adrian Price as Attorney-in-Fact (12/05/2025)
- Richard Jones: Richard Jones, Richard Jones by Adrian Price as Attorney-in-Fact (12/05/2025)
- Edward Jones: Edward Jones, Edward Jones by Adrian Price as Attorney-in-Fact (12/05/2025)
- Gareth Downing: Gareth Downing, Gareth Downing by Adrian Price as Attorney-in-Fact (12/05/2025)
- Richard Kotey: Richard Kotey, Richard Kotey by Adrian Price as Attorney-in-Fact (12/05/2025)
- Chris Cole: Chris Cole, Chris Cole by Adrian Price as Attorney-in-Fact (12/05/2025)
- Arif Chaudrey: Arif Chaudrey, Arif Chaudrey by Adrian Price as Attorney-in-Fact (12/05/2025)
- Emma Babb: Emma Babb, Emma Babb by Adrian Price as Attorney-in-Fact (12/05/2025)
- Colin Craig: Colin Craig, Colin Craig by Adrian Price as Attorney-in-Fact (12/05/2025)
- John Nicholls: John Nicholls, John Nicholls by Adrian Price as Attorney-in-Fact (12/05/2025)
- Carl Ware: Carl Ware, Carl Ware by Adrian Price as Attorney-in-Fact (12/05/2025)
- Andrew Turner: Andrew Turner, Andrew Turner by Adrian Price as Attorney-in-Fact (12/05/2025)
- Matthew Robbins: Matthew Robbins, Matthew Robbins by Adrian Price as Attorney-in-Fact (12/05/2025)
- Phillip James Stead: Phillip James Stead, Phillip James Stead by Adrian Price as Attorney-in-Fact (12/05/2025)
- Stephen Hennessy: Stephen Hennessy, Stephen Hennessy by Adrian Price as Attorney-in-Fact (12/05/2025)
- Greg Arnold: Greg Arnold, Greg Arnold by Adrian Price as Attorney-in-Fact (12/05/2025)
- Michelle Douglas: Michelle Douglas, Michelle Douglas by Adrian Price as Attorney-in-Fact (12/05/2025)